COFFEE PACIFICA INC.

Suite 1210 1200 West 73rd Avenue, Vancouver, B.C., Canada, V6P 6G5 Tel: (604) 264 8012 Fax: (604) 264 8006

Email: shailen@coffeepacifica.com, Website: www.coffeepacifica.com

PRIVATE & CONFIDENTIAL

May 26, 2006

Securities & Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Mail Stop 3561

ATTENTION: Mr. William Choi

Dear Sir:

RE:     FILE # 333-101702;

Form 10-KSB For The Fiscal Year Ended December 31 2004 Filed March 24, 2005

Form 8K Dated May 3, 2006

Form 8K Dated February 23, 2006

From 10KSB for the Fiscal Year ended December 31, 2005 Filed April 17, 2006

We refer to your letter dated May 10, 2006 in respect of the above noted items and below our comments:

Form 8-K Dated May 3, 2006

  The second paragraph has been amended by incorporating the wording that "there were no modifications to the former auditor's report except for the going concern modification."

  Inserted in the fourth paragraph our comments that no letter has or will be filed as an exhibit to the Form 8K report. We provided Moore Stephens Ellis Foster Ltd with a copy of the Form 8K. To date the Company did not receive any letter from Moore Stephen Ellis Foster Ltd stating their agreement or disagreement with such statements for filing as an Exhibit. The Company has made verbal request and written request to Moore Stephens Ellis Foster Ltd to provide the letter. The Company contacted David Kong, the audit partner responsible by telephone and email April 4, 2006 and email May 11, 2006. Based on Moore Stephens Ellis Foster Ltd's refusal to supply the letter it is Company's opinion that Moore Stephens Ellis Foster Ltd will not supply a letter and as such no letter will be filed.

Form 8-K Dated February 23, 2006
  The second paragraph has been amended to February 23, 2006 from 2005.

  Inserted in the fourth paragraph our comments that no letter has or will be filed as an exhibit to the Form 8K report. We provided Ernst & Young, LLP with a copy of the Form 8K. To date the Company did not receive any letter from Ernst & Young, LLP stating their agreement or disagreement with such statements for filing as an Exhibit. The Company has made verbal request and written request to Ernst & Young, LLP to provide the letter. The Company contacted David Kong and Richard Schroeder, the audit partners responsible, by telephone on February 23, 2006 and email April 4, 2006 and email May 11, 2006. Based on Ernst & Young, LLP's refusal to supply the letter it is Company's opinion that Ernst & Young, LLP will not supply a letter and as such no letter will be filed.

  The Edgar header at time of filing will reflect February 23, 2006 amendment

Note 12 - Acquisition of Uncommon Grounds, Inc.

  The acquisition of Uncommon Grounds Inc. assists in creating a vertically intergrated "Tree to Cup" coffee company. While the farmers in Papua New Guinea produce the coffee Uncommon Grounds Inc does the roasting and retailing of the coffee. The synergistic value derived from the acquisition provides revenue enhancement by expanding the product line and diversification as we enter into a new revenue stream in roasted coffees compared to green beans only. Additionally, it provides us an established entry into the San Francisco area roasted coffee market. The acquisition has also provided us with several well trained coffee professionals.

  The results of operations from the acquisition date October 12, 2005 to December 31, 2005 is included in the income statement of the combined entity.

  Management has reconsidered the allocation to goodwill of $408,512. The amount allocated to the goodwill has been revised to zero and $408,512 has been allocated to specific tangible and intangible assets being property plant and equipment and trademark. Accordingly, no disclosure regarding deductibility of goodwill for tax purposes is deemed necessary.

  We acquired one hundred percent of the issued and outstanding shares of Uncommon Grounds, Inc. for $430,000 in cash and assumed $126,776 in current liabilities on October 10, 2005. Management has reconsidered the allocation of the purchase price of Uncommon Grounds. The purchase price was allocated to the tangible and intangible net assets acquired based on the management's evaluation of their respective replacement values on the acquisition date in accordance with SFAS No. 141. The purchase price was allocated as follows:

Accounts receivable		$55,829
Inventory		58,850
Deposits/Prepaids		17,833
Property & equipment	Note 1	351,573
Trademark	Note 2	72,691
		$556,776

Note1

Equipment-roaster	*	261,588
Packaging machine	***	8,300
After burner	***	16,000
Phone system	***	7,500
Grinders and brewers	**	24,583
Delivery van	**	22,800
Office equipment		10,802
Total		$351,573
* replacement cost of roaster, at www.plantcoffeeroaster.com
** replacement cost based upon original cost at purchase date
*** replacement cost based upon original cost at purchase date

Note 2 The trademark valuation was based upon management's evaluation of the past five years of Uncommon Grounds Inc. sales data. Management established that approximately ninety percent (90%) of the Uncommon Grounds customers are repeat customers. Accordingly, the trademark value, as of the date of acquisition, was estimated to be approximately ten percent (10%) of the expected annual sales.

Note 15 - Subsequent Events

  In accordance with SAB Topic 4:C all references to common stock and common stock equivalents have been changed to reflect the 5 for 4 stock split.

Note 16 - Proforma Financial Statements

  The proforma results of operations have been updated to December 31, 2005 and 2004.

  The weighted average number of shares outstanding used in the computation of pro forma net loss per share has been corrected to reflect weighted average shares for each respective company.

Item 8A Controls and Procedures

  Reference to paragraph 14( c) has been revised to include reference to Rule 13-15(e).

  Inserted in first paragraph December 31 2005 (as the date of the evaluation)

  Third paragraph has been revised to include "from September 30, 2005 to December 31 2005".

Yours truly,

/s/ Shailen Singh

Shailen Singh

President & CEO